Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007 – MTNDD158, Subject to Completion, Dated August 30, 2007)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

PACERSSM

             PACERSSM Based Upon the

S&P 500® Index

Premium mAndatory Callable

Equity-linked secuRitieS

Due 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 30, 2007

2	PACERSSM

PACERSSM

Based Upon the S&P 500® Index

Premium mAndatory Callable

Equity-linked secuRitieS due 2009

This offering summary represents a summary of the terms and conditions of the PACERS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the PACERSSM

Premium mAndatory Callable Equity-linked secuRitieS, or PACERSSM, are callable equity-linked investments that offer participation in a portion of the appreciation, if any, of the value of the Underlying Index on which the PACERS are based, while also providing limited protection against a decline in that value. The PACERS Based Upon the S&P 500® Index have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the PACERS include:

O

No Periodic Payments. The PACERS do not offer current income, which means that you will not receive any periodic interest on the PACERS. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the Underlying Index. Instead, a Mandatory Call Premium on the PACERS, if any, will be paid only if the PACERS are called on any Call Date and depends on the closing value of the Underlying Index on each Call Date.

O

Mandatory Call. The PACERS are mandatorily callable by Citigroup Funding on any of the three Call Dates during any of the three semi-annual Call Determination Periods, commencing approximately six months after the Issue Date, if the closing value of the Underlying Index on any Call Date is greater than or equal to the closing value of the Underlying Index on the Pricing Date. The PACERS will not otherwise be called even if the closing value on any other day is greater than or equal to the Initial Index Value. If mandatorily called, you will receive an amount in cash per PACERS equal to $10 plus the applicable Mandatory Call Premium, which is expected to be approximately (i) 4.50%-5.50% (to be determined on the Pricing Date), if called in March 2008, (ii) 9.00%-11.00% (to be determined on the Pricing Date), if called in September 2008, and (iii) 13.50%-16.50% (to be determined on the Pricing Date), if called in March 2009.

O

No Principal Protection. While the PACERS provide limited protection against the decline in the value of the Underlying Index, PACERS are not principal protected. If the PACERS are not called, for each PACERS you hold at maturity you will receive $10 in cash unless the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date is less than or equal to approximately 80% (to be determined on the Pricing Date) of the Initial Index Value. In that case, you will receive cash in an amount equal to the product of the Final Index Value and the Index Ratio ($10 divided by the Initial Index Value). In this case, the amount you receive at maturity for

PACERSSM	3

each PACERS will be less than the amount of your initial investment and could be zero and your investment in the PACERS will result in a loss.

The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS at maturity is not guaranteed.

Types of Investors

The PACERS may be an attractive investment for investors with a neutral to mildly optimistic investment view on the Underlying Index who are also willing to accept risk to the principal invested, including:

O	Investors with neutral to moderate growth expectations for the Underlying Index who also seek limited protection against loss

O	Investors willing to trade potential upside appreciation in the Underlying Index in return for the potential to receive a fixed per annum return if the PACERS are called

O

Current or prospective holders of an exchange-traded fund benchmarked to the Underlying Index who are willing to accept the downside risk in the Underlying Index subject to limited protection against loss

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Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon the S&P 500® Index
Underlying Index:	S&P 500® Index
Guarantee:	Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PACERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the PACERS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Principal Protection:	None
Pricing Date:	September , 2007
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately 1.5 years from the Pricing Date
Maturity Date:	Approximately 1.5 years from the Issue Date
Issue Price:	$10 per PACERS
Coupon:	None
Amount to Be Received at Maturity:

If not called before the Maturity Date, for each $10 PACERS:

(1) cash in an amount equal to the product of the Final Index Value and the Index Ratio if the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date has declined by approximately 20% (to be determined on the Pricing Date) or more from the Initial Index Value, or

(2) $10 in cash

Index Ratio:	$10 divided by the Initial Index Value
Initial Index Value:	The closing value of the Underlying Index on the Pricing Date
Final Index Value:	The closing value of the Underlying Index on the Valuation Date
Mandatory Call Feature:	Mandatorily callable semi-annually in whole, but not in part, on any Call Date if the closing value of the Underlying Index on any Call Date is equal to or greater than the Initial Index Value. If we call the PACERS during any Call Determination Period, the related call payment date will be at least three business days after the relevant Call Date or, in the case of the Call Determination Period beginning on March , 2009, at maturity.
Call Dates:	Any index business day during any Call Determination Period on which the PACERS are mandatorily called.
Call Determination Period:	Each of the three-index-business-day periods, starting on and including March , 2008, September , 2008, and March , 2009.
Mandatory Call Premium:

(1) Approximately 4.50% to 5.50% (to be determined on the Pricing Date), if called in March 2008

(2) Approximately 9.00% to 11.00% (to be determined on the Pricing Date), if called in September 2008

(3) Approximately 13.50% to 16.50% (to be determined on the Pricing Date), if called in March 2009

Call Price:	(1) $ per PACERS, if called in March 2008 (2) $ per PACERS, if called in September 2008 (3) $ per PACERS, if called in March 2009
Listing:	Application will be made to list the PACERS on the American Stock Exchange under the symbol “PPE.”
Underwriting Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

PACERSSM	5

Benefits of the PACERS

O

Potential Return Through Mandatory Call Feature.    Citigroup Funding must call the PACERS and pay you cash in an amount equal to $10 plus the applicable Mandatory Call Premium of approximately 9.00% to 11.00% per annum on a simple interest basis (to be determined on the Pricing Date) if on any Call Date the closing value of the Underlying Index is equal to or greater than the Initial Index Value. In this case, your return on the PACERS will be greater than your initial investment, although you will not receive a return of more than approximately 9.00% to 11.00% per annum on a simple interest basis (to be determined on the Pricing Date).

O

Protection Against Loss in Limited Circumstances.    If Citigroup Funding does not call the PACERS, at maturity you will receive your original investment in the PACERS even if the closing value of the Underlying Index has declined from the Initial Index Value, as long as the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date does not decline from the Initial Index Value by the predetermined percentage or more. In this case, you will not suffer the same loss that a direct investment in the Underlying Index would produce. However, if the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date does decline by the predetermined percentage or more, the amount you receive at maturity will be less than your initial investment and could be zero.

Key Risk Factors for the PACERS

An investment in the PACERS involves significant risks. While some of the risks are summarized below, please review the “Risk Factors Relating to the PACERS” section of the preliminary pricing supplement related to this particular offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    If Citigroup Funding does not call the PACERS, the amount you will receive at maturity of the PACERS will depend on the closing value of the Underlying Index during the term of the PACERS. If on any index business day after the Pricing Date up to and including the Valuation Date, the closing value of the Underlying Index declines from the Initial Index Value by the predetermined percentage or more and the PACERS are not called, you will receive an amount in cash at maturity that will be less than the amount of your initial investment in the PACERS and which could be zero.

O

No Periodic Payments.    You will not receive any periodic payments of interest on the PACERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

O

Volatility of the S&P 500® Index.    Historically, the value of the Underlying Index has been volatile. From January 2, 2002 to August 29, 2007, the closing value of the Underlying Index has been as low as 776.76 and as high as 1553.08. As a result, on more than one occasion from January 2, 2005 to August 29, 2007, the closing value of the Underlying Index has been less than 80% of its closing value of 1,463.76 on August 29, 2007. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or less than your initial investment depends upon the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date. The volatility of the value of the Underlying Index may result in your receiving an amount in cash at maturity less than your initial investment in the PACERS, which will result in a loss.

6	PACERSSM

O

Appreciation May Be Limited.    If the PACERS are mandatorily called, you will receive cash in an amount equal to $10 plus the applicable Mandatory Call Premium. The opportunity to participate in possible increases in the value of the Underlying Index is unavailable if the PACERS are mandatorily called because the return you receive will be limited to the applicable Mandatory Call Premium. Your return on the PACERS may be less than your return on a similar security that allowed you to participate more fully in the appreciation of the Underlying Index.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the PACERS, if the PACERS are not mandatorily called (and regardless of whether the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date declines by the predetermined percentage or more), the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Secondary Market May Not Be Liquid.    Citigroup Funding will apply to list the PACERS on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the PACERS. Although Citigroup Global Markets intends to make a market in the PACERS, it is not obligated to do so.

O

Resale Value of the PACERS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the value of and dividend yield on the Underlying Index, interest rates, the earnings performance of the stocks included in the Underlying Index, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the PACERS may trade at prices below their initial issue price of $10 per PACERS. You could receive substantially less than the amount of your initial investment if you sell your PACERS prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the PACERS. Further, Citigroup Funding expects to hedge its obligations under the PACERS through the trading of the stocks included in the Underlying Index, or other instruments, such as options, swaps or futures, based upon the Underlying Index or the stocks included in the Underlying Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the PACERS may result in a conflict of interest.

O	Citigroup Inc. Credit Risk. The PACERS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PACERS.

PACERSSM	7

Description of the S&P 500® Index

General

The S&P 500® Index is published by Standard & Poor’s (“S&P”) and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of June 30, 2007, the common stocks of 424 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of June 30, 2007, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of June 30, 2007, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (88), Consumer Staples (39), Energy (32), Financials (92), Health Care (53), Industrials (53), Information Technology (74), Materials (28), Telecommunication Services (9) and Utilities (32). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE PACERS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

8	PACERSSM

Historical Data on the S&P 500® Index

Year-End Closing Values

The following table sets forth the closing values of the S&P 500® Index on the last index business day of each December from 1947 through 2006, as published by S&P. The historical performance of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500® Index will not decline and thereby reduce the maturity payment.

Year	Year-End Closing Value	Year	Year-End Closing Value	Year	Year-End Closing Value	Year	Year-End Closing Value
1947	15.30	1962	63.10	1977	95.10	1992	435.71
1948	15.20	1963	75.02	1978	96.11	1993	466.45
1949	16.79	1964	84.75	1979	107.94	1994	459.27
1950	20.43	1965	92.43	1980	135.76	1995	615.93
1951	23.77	1966	80.33	1981	122.55	1996	740.74
1952	26.57	1967	96.47	1982	140.64	1997	970.43
1953	24.81	1968	103.86	1983	164.93	1998	1,229.23
1954	35.98	1969	92.06	1984	167.24	1999	1,469.25
1955	45.48	1970	92.15	1985	211.28	2000	1,320.28
1956	46.67	1971	102.09	1986	242.17	2001	1,148.08
1957	39.99	1972	118.05	1987	247.08	2002	879.82
1958	55.21	1973	97.55	1988	277.72	2003	1,111.92
1959	59.89	1974	68.56	1989	353.40	2004	1,211.92
1960	58.11	1975	90.19	1990	330.22	2005	1,248.29
1961	71.55	1976	107.46	1991	417.09	2006	1,418.30

Month-End Closing Values

The following table sets forth the closing value of the S&P 500® Index on the last index business day of each month in the period from January 2002 through July 2007. These historical data on the S&P 500® Index are not necessarily indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1,130.20	855.70	1,131.13	1,181.27	1,280.08	1,438.24
February	1,106.73	841.15	1,144.94	1,203.60	1,280.66	1,406.82
March	1,147.39	848.18	1,126.21	1,180.59	1,294.83	1,420.86
April	1,076.92	916.92	1,107.30	1,156.85	1,310.61	1,482.37
May	1,067.14	963.59	1,120.68	1,191.50	1,270.09	1,530.62
June	989.82	974.50	1,140.84	1,191.33	1,270.20	1,503.35
July	911.62	990.31	1,101.72	1,234.18	1,276.66	1,455.27
August	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	815.28	995.97	1,114.58	1,228.81	1,335.85
October	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The closing value of the S&P 500® Index on August 29, 2007 was 1,463.76.

PACERSSM	9

Historical Graph

The following graph sets forth the daily closing value of the S&P 500® Index from January 2, 2002 to August 29, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing values of the S&P 500® Index are not indicative of future S&P 500® Index closing values.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PACERS.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this Offering Summary:

“The PACERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the PACERS or any member of the public regarding the advisability of investing in securities generally or in the PACERS particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the PACERS. S&P has no obligation to take the needs of Citigroup Funding or the holders of the PACERS into consideration in determining, composing or calculating the S&P 500® Index. S&P

10	PACERSSM

is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the PACERS to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the PACERS.”

All disclosures contained in this Offering Summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. Neither Citigroup Funding nor Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information.

Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing values of the Underlying Index on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per PACERS

O	Pricing Date: September 24, 2007

O	Settlement Date: September 27, 2007

O	Valuation Date: March 24, 2009

O	Maturity Date: March 27, 2009

O	Initial Index Value: 1411.27

O	Minimum Underlying Index value at which a Mandatory Call occurs: 1411.27 (100% of the hypothetical Initial Index Value)

O	Mandatory Call Premium:

a.	5.00%, if called on any Call Date in March 2008

b.	10.00%, if called on any Call Date in September 2008

c.	15.00%, if called on any Call Date in March 2009

O	Index Ratio: 0.00709 per PACERS

O	Annualized dividend yield of the Underlying Index: 1.94%.

O

If the PACERS have not been previously called, at maturity, whether you receive cash in an amount equal to the product of the Final Index Value and the Index Ratio or your initial investment ($10.00 per PACERS) depends on whether the Closing Value of the Underlying Index has declined by 80% or more (to 1129.02 or less, the “Downside Trigger Value”) from the Initial Index Value on any index business day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Index Value; whether the closing value of the Underlying Index on any Call Date is greater than or equal to the Initial Index Value, causing the PACERS to be called; and if the PACERS are not called, whether the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date has declined by approximately 20% or more (to be determined on the Pricing Date) from the Initial Index Value causing you to receive at maturity cash in an amount equal to the product of the Final Index Value and the Index Ratio.

PACERSSM	11

PACERS are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing value of the Underlying Index on the relevant Call Date is equal to or greater than 1411.27, the level at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in March 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.50 Call Price = $10.00 + $0.50 = $10.50 per PACERS

b. If the Call Date occurs in September 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.00 Call Price = $10.00 + $1.00 = $11.00 per PACERS

c. If the Call Date occurs in March 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50. Call Price = $10.00 + $1.50 = $11.50 per PACERS

d.      Even if the Downside Trigger Value has been breached, the PACERS will be called on any index business day within any Call Determination Period if the closing value of the Underlying Index on such date is equal to or greater than 1411.27, the value at which a Mandatory Call would occur. If the Call Date occurs in March 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50.Call Price = $10.00 + $1.50 = $11.50 per PACERS

12	PACERSSM

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Not Breached

The PACERS are not called on any of the Call Dates, and the closing value of the Underlying Index is not less than or equal to 80% of the Initial Index Value, or 1129.02, on any index business day after the Pricing Date up to and including the Valuation Date.

Since the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date is not less than or equal to 1129.02, the amount received at maturity will be $10.00 per PACERS. Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Breached

The PACERS are not called on any of the Call Dates, and the closing value of the Underlying Index is less than 80% of the Initial Index Value, or 1129.02, on any index business day after the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS cash in an amount equal to the product of the Final Index Value and the Index Ratio (or 0.00709).

Even if the closing value of the Underlying Index is greater than 1411.27, or the level at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing value of the Underlying Index is below 1411.27 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing value of the Underlying Index on any index business day after the Pricing Date up to and including the Valuation Date is equal to or less than 1129.02, then you will receive at maturity cash in an amount equal to the product of the Final Index Value and the Index Ratio (or 0.00709). If the closing value of the Underlying Index on the Maturity Date is 1058.45 then the cash amount you will receive, based on such closing value, will be $7.50.

Amount received at maturity = 0.00709 * 1058.45 = $7.50.

PACERSSM	13

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in March 2008	Any Call Date in September 2008	Any Call Date in March 2009 (Downside Trigger Not Breached)	Any Call Date in March 2009 (Downside Trigger Breached)
Hypothetical Initial Index Value	1,411.27	1,411.27	1,411.27	1,411.27
Hypothetical lowest closing value on or prior to the Valuation Date	1,270.14	1,164.30	1,168.53	1,058.45
Is the hypothetical lowest closing value less than or equal to 80% of the Initial Index Value, or 1129.02?	No	No	No	Yes
Hypothetical minimum value at which a Mandatory Call would occur	1,411.27	1,411.27	1,411.27	1,411.27
Hypothetical closing value of the Underlying Index on the Call Dates	1,552.40	1,517.12	1,581.89	1,510.06
Call Price per PACERS	$10.50	$11.00	$11.50	$11.50
Return on the Underlying Index (excluding any cash dividend payments)	10.00%	7.50%	12.09%	7.00%
Return on the Underlying Index (including all cash dividend payments)	10.97%	9.44%	15.00%	9.91%
Return on the PACERS	5.00%	10.00%	15.00%	15.00%

PACERS are not Mandatorily Called
	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Index Value	1,411.27	1,411.27
Hypothetical lowest closing value on or prior to the Valuation Date	1,178.41	1,058.45
Is the hypothetical lowest closing value less than or equal to 80% of the Initial Index Value, or 1129.02?	No	Yes
Will investors receive at maturity cash in an amount in cash less than their initial investment?	No	Yes
Hypothetical closing value of the Underlying Index at maturity	1,178.41	1,058.45
Amount Received at Maturity	$10.00	$7.50
Return on the Underlying Index (excluding any cash dividend payments)	-16.50%	-25.00%
Return on the Underlying Index (including all cash dividend payments)	-13.59%	-22.09%
Return on the PACERS	0.00%	-25.00%

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Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the PACERS and that hold PACERS as capital assets.

In purchasing a PACERS, you agree with Citigroup Funding Inc. that you and Citigroup Funding Inc. intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the S&P500 Index. Under such treatment, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS, you will generally recognize capital gain or loss under such treatment equal to the difference, if any, between the amount received at maturity or the amount realized as a result of such mandatory redemption, sale or other taxable disposition and your tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the PACERS should consult his or her tax advisor in determining the tax consequences of an investment in the PACERS.

In the case of a holder of the PACERS that is not a U.S. person, any capital gain realized upon the maturity, sale or other disposition of the PACERS should not be subject to U.S. withholding tax if:

(i)	The holder complies with the applicable certification requirement (including in general the furnishing of an IRS Form W-8 or substitute form)

(ii)	Such gain is not effectively connected with a U.S. trade or business of such holder, and

(iii)	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PACERS as long

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as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PACERS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the Underlying Index is available on the Valuation Date or on any index business day, the Calculation Agent may determine the value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if the Underlying Index is discontinued, the Calculation Agent may determine the value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the value of the Underlying Index prior to any such discontinuance. You should refer to the sections “Description of the PACERS — Discontinuance of the S&P 500® Index” and “—Alteration of Method of Calculation” in the related preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

“Standard & Poor’s®,” “Standard & Poor’s 500®,” “S&P 500® “ and “S&P® “are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding’s affiliate, Citigroup Global Markets. The PACERS have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The PACERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the PACERS.

PACERSSM is a registered service mark of Citigroup Global Markets Inc.

©2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.